Mail Stop 3561

February 19, 2009

Mr. Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants, Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re:** **Good Times Restaurants, Inc.**
> **Form 10-K for the year ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 0-18590**

Dear Mr. Hoback:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended September 30, 2008

Item 1. Description of Business

Recent Developments, page 3

1. We note from the discussion on page 3 of the Company's Form 10-K that the Company entered into a development agreement with Zen Partners LLC on December 3, 2007, and that David Grissen, a significant stockholder of the Company and a member of the Company's Board of Directors has a 20% ownership interest in Zen Partners LLC. Given the related party nature of this transaction, please revise the notes to the Company's financial statements in future filings to disclose the nature and significant terms of this agreement. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Management Discussion and Analysis,

Results of Operations, page 18

2. We note that you present the combined revenues of company-owned and franchised restaurants in your discussion of net revenues on page 18. In this regard, we do not believe the presentation of combined revenues for company owned and franchised restaurants is appropriate since this non-GAAP financial measure cannot be reconciled to the most comparable US GAAP measure as required by Item 10 of Regulation S-K, since the revenues of franchised restaurants are not and cannot be reflected in your consolidated financial statements prepared in accordance with US GAAP. Please note that we believe no substantive justification exists for aggregating the revenues of company-owned and franchised restaurants and therefore there would appear to be no useful purpose for disclosing such aggregated information in MD&A for purposes of management's discussion of its results of operations and for purposes of analyzing the Company's business. Accordingly, please revise to eliminate the presentation of this non-GAAP measure from future filings.

3. Note however, that we would not object to the presentation (in a footnote to your selected financial data) of the revenues of your franchised restaurants, provided the presentation is made in the context of explaining how you derive franchise

fees and royalties from your franchisees.

Liquidity and Capital Resources

Financing, page 20

4. We note from the discussion on page 20 of MD&A that the Company purchased two restaurants from an existing franchisee on March 1, 2008 for total consideration of $1,330,000 and simultaneously sold the land, building and improvements related to one of the restaurants in a sale-leaseback transaction. With regards to this transaction, please tell us and revise the notes to your financial statements in future filings to disclose the following:

- Please tell us and disclose in your financial statements the significant terms of the both the purchase and sale-leaseback transactions involving the two restaurants. As part of your response and your revised disclosure, please indicate the nature and amount of the consideration comprising the $1,330,000 paid to acquire the two restaurants as your disclosure on page 20 indicates that net cash used in the purchase transaction was only $272,000. Also, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 51 through 55 of SFAS No.141 with respect to the restaurant operations acquired.

- Tell us and disclose the carrying value of the assets sold in the sale-leaseback transaction and explain how you calculated or determined the deferred gain of $26,000 recognized in connection with the sale-leaseback transaction. Also, please explain why only $490,000 of assets were recorded as a result of the purchase and sale-leaseback transactions when the Company paid total consideration of $1,330,000 to acquire the two restaurants from its franchisee.

We may have further comment upon review of your response and your proposed disclosures.

Consolidated Balance Sheets,

5. We note that the Company has recently experienced declines in the trading value of its outstanding common shares which has resulted in the Company's market capitalization being less than the recorded book value of the Company's net assets, indicating a potential impairment in the Company's long-lived assets. We

also note that during the fiscal year ended September 30, 2008, the Company experienced deterioration in its operating results and recognized a loss form operations totaling $946,000 as compared to income from operations of $200,000 in the previous fiscal year. Given these negative trends in operating results, please tell us what consideration has been given to recording an impairment charge with respect to your long-lived assets at September 30, 2008. As part of your response, please explain in detail the methods and significant assumptions used in preparing your impairment analysis for the most recent fiscal year period and indicate whether any updated analysis has been prepared for the quarter ended December 31, 2008.

6. Please note that assuming a satisfactory response to the above comment, we would expect your critical accounting policy disclosures in future filings to be significantly expanded to explain the methods and significant assumptions used in preparing your impairment analysis with respect to long-lived assets. MD&A should also be revised to explain the facts or circumstances management believes are responsible for the fact that the Company's market capitalization is less than the book value of the Company's net assets.

Consolidated Statements of Cash Flows

7. We note from the disclosure in the Company's Consolidated Statements of Cash Flows that the Company received proceeds from sale-leaseback transactions aggregating $747,000 and $1,580,000 during the fiscal years ended September 30, 2008 and 2007. Given the materiality of the gross proceeds realized in these transactions, please tell us and revise the notes to the Company's financial statements to disclose the significant terms of these sale-leaseback transactions. As part of your response and your revised disclosure, please indicate the amounts of any gains or losses recognized in connection with these transactions and explain how they were calculated or determined, as well as how they are being accounted for in the Company's consolidated financial statements. Refer to the disclosure requirements outlined in paragraph 17 of SFAS No.98.

Note 2. Liquidity, page F-12

8. As indicated in Note 2 to the Company's financial statements for the year ended September 30, 2008, it was anticipated that the Company would be in default with respect to certain technical loan covenants under the Wells Fargo note as of December 31, 2008 at the time the Company filed its annual report on Form 10-K. We also note from the report on Form 8-K dated January 23, 2009, that on January 20, 2009, the Company determined that it was not in compliance with certain covenants under the credit agreement with Wells Fargo regarding the Company's financial condition as of December 31, 2008, including covenants requiring that the Company's tangible net worth be not less than $5,000,000 and that the Company's EBITDA coverage ratio not be less than 1.50 to 1.00 as of each fiscal quarter end. We also note from the report on Form 8-K that the Company is currently seeking a waiver from the bank of the covenant violations existing at December 31, 2008.

9. Please tell us and explain in the notes to your financial statements in future filings how you are classifying this debt obligation in your interim financial statements for the quarter ended December 31, 2008. As part of your response and your revised disclosure, please indicate whether any portion of this obligation is being classified as long-term debt and explain your basis or rationale for this classification pursuant to the guidance in EITF 86-30. In addition, please discuss in MD&A and the notes to your financial statements whether the Company expects to comply with its technical debt covenants in future periods and discuss in MD&A and the notes to the Company's financial statements the potentially adverse consequences to the Company in the event it is unable to do so and cannot obtain waivers of covenant violations from its lender.

Definitive Schedule 14A Proxy Statement filed December 29, 2008
Certain relationships and related transactions, page 11

10. We note from the disclosure on page 7 of the proxy statement that the Bailey Group is a principal shareholder of the Company's common stock and also holds certain rights to elect directors to the Company's board of directors based on the

discussion on page 11 of the proxy statement. In future filings, please revise Note 10 to Company's financial statements to clearly explain the nature of the Company's related party relationship with The Bailey Group. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No.57.

Other

11. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Ms. Susan M. Knutson, Controller
(303) 427-4470